Exhibit 99.1

Sunlands Technology Group to Hold Annual General Meeting on December 2, 2021

BEIJING, October 18, 2021 /PRNewswire/ -- Sunlands Technology Group (NYSE: STG) ("Sunlands" or the "Company"), a leader in China's online post-secondary and professional education, today announced it has decided to change the date of the annual general meeting of shareholders (the "AGM") previously scheduled on December 10, 2021 to December 2, 2021 due to administrative reasons. The AGM will be held at 7th Floor Building 6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, the People's Republic of China on December 2, 2021 at 3:00 pm (Beijing time). No proposal will be submitted to shareholders for approval and no resolutions will be considered, voted upon, passed or adopted at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company's American depositary shares ("ADSs") to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 2, 2021 (Eastern Standard Time) as the record date (the "Record Date") for determining the shareholders entitled to receive notice of, and to attend, the AGM or any adjournment or postponement thereof.

Holders of record of the Company's Class A, Class B or Class C ordinary shares, par value US$0.000625 per share, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company's ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company's 2020 annual report on Form 20-F, free of charge, from our website at http://www.sunlands.com/investorroom or by sending an email to sl-ir@sunlands.com.

About Sunlands

Sunlands Technology Group (NYSE: STG) ("Sunlands" or the "Company"), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

For more information, please visit http://www.sunlands.com/investorroom.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Ross Warner

Tel: +86-10-6508-0677

Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group